

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2010

George Morris
Chief Executive Officer
Internet Infinity, Inc.
413 Avenue G, #1
Redondo Beach, CA 90277

> **Re:** **Internet Infinity, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 6, 2010**
> **File No. 0-27633**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed July 6, 2010

1.   Please revise the second paragraph to disclose whether Kabani's reports on the financial statements for the last two years ended March 31, 2008 and 2009 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2.   Please revise your disclosure regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

3.   Please revise the fourth paragraph to disclose that there were no consultations with Kennedy, as opposed to Kabani, regarding the matters set forth in paragraph (a)(2) of Item 304 of Regulation S-K. Please revise the period during which there were no consultations to include the two most recent years and any subsequent interim period prior to engaging Kennedy.

4.   Please file a letter from Kabani as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

                                        Sincerely,

                                        William H. Thompson
                                        Accounting Branch Chief